SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 9, 2006 announcing "ECtel Reports Increased Revenue, Net Income and Further improvement in Gross Margins in 1Q 2006". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//___________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  May 17, 2006

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Index to Exhibits

Exhibit No.                         Exhibit

1                                          Press Release issued May 9, 2006

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EXHIBIT 1

ECtel Reports Increased Revenue, Net Income and Further improvement in Gross Margins in 1Q2006

ROSH HA'AYIN, Israel, May 9, 2005. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today reported financial results for the first quarter ended March 31, 2006.

First Quarter Highlights

●        First quarter Pro-forma net income increased to $0.8 million from $0.5 million in Q4/05.  On a GAAP basis first quarter net income was $0.4 million, an increase from $0.02 million in Q4/05.

●        First quarter Pro-forma operating profit reached $0.4 million compared to an operating gain of $0.1 million in Q4/05.  Operating profit on a GAAP basis reached $0.03 million compared to an operating loss of $0.5 million in Q4/05.

●        First Quarter revenues increased 2.3% sequentially to $6.7 million and 38% year- over-year, with 6 quarters of sequential growth.

●        Cash flow generated from operating activities for the first quarter of 2006 was $0.1 million.

●        First quarter's gross margin improved to 59% from 58% in Q4/05.

●        We entered into a Master Supplier Agreement and received a first-time order for ECtel`s new revenue assurance process control solution, RAP, from one of the leading wireless operators in the US.

●        ECtel's Board of Directors approved a plan to repurchase up to $15 million of outstanding ordinary shares.

Revenues for the first quarter of 2006 were $6.7 million, compared to $6.5 million for the fourth quarter of 2005, and $4.8 million for the first quarter of 2005.

Net income (GAAP) for the first quarter of 2006 was $0.4 million, or $0.02 income per share, compared to net income of $0.02 million, or $0.00 income per share, for the fourth quarter of 2005, and a net loss of $0.8 million, or $0.04 per share, for the first quarter of 2005.

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Pro forma net income for the first quarter of 2005 reached $0.8 million, or $0.04 earnings per share, compared to a net income of $0.5 million, or $0.03 per share for the fourth quarter of 2005 and a net loss of $0.8 million, or $0.04 per share for the first quarter of 2005.

ECtel`s pro forma net income differs from results reported under U.S. GAAP due to adjustments made for the following on-going, non-cash items:

●        The amortization of acquired intangible assets

●        The impact of share-based compensation

Please see the accompanying table for a full reconciliation of GAAP to non-GAAP results for the first quarter results.

Cash flow generated from operating activities for the first quarter of 2006 was $0.1 million.

ECtel ended the first quarter of 2006, with $50.2 million in cash and marketable securities, or $2.8 per share, with no debt.

ECtel`s President and CEO, Eitan Naor, commented: "We are happy to report further improvement to our results and business model with increased gross margins, revenues and increased profitability."

"This is the first quarter following the acquisition of Elron Telesoft. During this quarter we signed several significant agreements with new customers for the supply of our recently acquired revenue assurance solution, RAP, including a Master Supplier Agreement and a first-time order from one of the leading wireless companies in the US.  We are encouraged by the shift in the marketplace from service-based revenue assurance towards product-based solutions. Operators are less open today to service-intensive solutions, and are looking for products that can be implemented faster and provide a better Return On Investment."

Mr. Naor concluded:  "We believe that our product-based strategy and superior products, for both fraud prevention and revenue assurance, will enable us to achieve long-term growth of our Integrated Revenue Management(TM) solutions."

Updating guidance

ECtel is updating its guidance for 2006. Guidance is current as of today only and ECtel undertakes no obligation to update its estimates:

ECtel expects 2006 annual revenues in the range of $28.5 million to $31 million, or approximately 23% to 33% year-over-year growth, unchanged from the original forecast. Pro-forma net income is expected to be higher than the original forecast, in the range of $2.4 million to $3.0 million.  As mentioned above, ECtel's pro-forma net income differs from results reported under U.S. GAAP due to adjustments made for the following on-going, non-cash items - the amortization of acquired intangible assets and the impact of share-based compensation.  Since it is too early to determine the impact of the share-based compensation expense for the rest of the year, we are not providing guidance on GAAP net income.  The share-based compensation expense would have a negative impact on net income.

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Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Tuesday, May 9, 2006 at 10:00 am ET (9:00 am CT; 7:00 am PT, and 5:00 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/1 2005 Earnings Results Conference call.

    In the United States:       866-860-9642
    In Israel:                         03-918-0600
    In the United Kingdom: 0-800-917-5108
    All Other International Callers: +972-3-918-0600

    A webcast replay will be available at www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific.

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, the Company`s ability to successfully integrate the business of Elron Telesoft, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: +972-3-9002103
Ronf@ectel.com	Email: Danith@ectel.com

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__8__ ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	Mar 31, 2006	Dec 31, 2005
Assets
Current assets:
Cash and cash equivalents (including marketable bonds)	20,640	24,860
Short-term investments	16,341	14,442
Receivables:
Trade, net	5,093	5,775
Other	1,326	1,538
Related parties	1,613	132
Inventories	2,306	2,837
Total current assets	47,319	49,584
Long-term marketable securities	13,268	11,986
Long-term receivables and deposits	1,508	1,464
Property, plant and equipment, net	2,527	2,436
Goodwill	11,722	11,701
Other assets	679	852
Total assets	77,023	78,023

	Mar 31, 2006	Dec 31, 2005

Liabilities and shareholders' equity
Current liabilities:
Trade payables	3,872	4,616
Related parties	154	151
Advances from Customers	456	1,445
Other payables and accrued liabilities	7,266	7,435
Total current liabilities	11,748	13,647
Long-term liability:
Liability for employee severance benefits	3,261	3,008
Total liabilities	15,009	16,655
Total Shareholders' equity, net	62,014	61,368
Total liabilities and shareholders' equity	77,023	78,023

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ECtel Ltd.

Consolidated Statements of Income

$ in thousands, except share and per share data

Non-GAAP Financial Measures

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss),  Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for acquisition related amortization of intangible assets and share-based compensation expenses. These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings  (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

	Three months ended				Three months ended	Three months ended
	March 31, 2006				March 31, 2005	Dec 31, 2005
	GAAP	NON - GAAP Adjustments		NON - GAAP	GAAP	GAAP	NON - GAAP Adjustments	NON - GAAP
Revenues	6,675	-		6,675	4,846	6,528	-	6,528
Cost of revenues	2,756	(17)	(*)	2,739	2,525	2,746	-	2,746
Gross profit	3,919	17		3,936	2,321	3,782	-	3,782

Research and development costs, net	988	(12)	(*)	976	883	1,121	-	1,121
Selling and marketing expenses	2,067	(44)	(*)	2,023	1,696	1,536	-	1,536
General and administrative expenses	673	(95)	(*)	578	917	1,059	-	1,059
Amortization of acquisition-related intangible assets	161	(161)		-	-	-	-	-
Restructuring and related impairment costs	-	-		-	-	523	(523)	-
Operating profit (loss)	30	329		359	(1,175)	(457)	523	66
Financial income, net	414	-		414	347	480	-	480
Income (loss) before taxes	444	329		773	(828)	23	523	546
Income tax benefit	-	-		-	20	-	-	-
Net income (loss)	444	329		773	(808)	23	523	546
Earnings (loss) per share:
Basic earnings (loss) per share for:	0.02	0.02		0.04	(0.04)	0.00	0.03	0.03
Diluted earnings (loss) per share	0.02	0.02		0.04	(0.04)	0.00	0.03	0.03
Weighted average number of shares outstanding used to compute basic earnings (loss) per share	18,183,593	18,183,593		18,183,593	18,151,172	18,169,089	18,169,089	18,169,089
Weighted average number of shares outstanding used to compute diluted earnings (loss) per share	19,679,543	19,679,543		19,679,543	18,151,172	19,151,907	19,151,907	19,151,907
(*) Share-based compensation expenses

__10__ ECtel Ltd.
Consolidated Statements of Cash Flows
$ in thousands

	Three months ended		Year ended
	March 31,		December 31,
	2006	2005	2005
Cash flows from operating activities
Net income (loss) for the period	444	(808)	(1,367)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	322	361	1,059
Premium amortization of long-term marketable securities	63	68	275
(Gain) loss on sale of property, plant and equipment	(11)	-	50
Decrease in trade receivables	682	4,015	9,147
Decrease in other receivables	212	187	269
Share-based compensation expenses	168	-	-
Decrease in inventories	531	327	1,652
(Decrease) increase in trade payables	(530)	584	762
(Decrease) increase in advances from customers	(989)	33	(2,504)
(Increase) decrease in related parties, net	(1,478)	492	244
Increase (decrease) in other payables and accrued liabilities	425	(4,967)	(5,304)
Increase in liability for employee severance benefits	253	106	113
Net cash provided by operating activities	92	398	4,396

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	Three months ended		Year ended
	March 31,		December 31,
	2006	2005	2005

Cash flows from investing activities
Investment in short-term investments, net	-	-	(2,388)
Investment in property, plant and equipment	(454)	(24)	(354)
Acquisition of newly consolidated subsidiaries, less of cash acquired	(615)	-	(1,833)
Long-term deposit (funding) withdrawal	(40)	(2)	50
Proceeds from sale of property, plant and equipment	11	-	68
Employee severance rights funding	(4)	(7)	(31)
Proceeds from maturity of long-term marketable securities	1,504	-	2,000
Investment in long-term marketable securities	(4,748)	(1,000)	(11,530)
Net cash used in investing activities	(4,346)	(1,033)	(14,018)
Cash flows from financing activities
Issuance of ordinary shares	34	-	46
Net cash provided by financing activities	34	-	46

Net decrease in cash and cash equivalents	(4,220)	(635)	(9,576)

Cash and cash equivalents at beginning of the period	24,860	34,436	34,436

Cash and cash equivalents at end of the period	20,640	33,801	24,860

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